  Exhibit 99.1

Prophecy’s Pulacayo (Silver) Mining Production Contract Approved and Signed

Vancouver, British Columbia, October 7, 2019 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX:PCY, OTCQX: PRPCF, Frankfurt:1P2N) is pleased to announce that the Pulacayo Mining Production Contract (“MPC”) between Prophecy and the Corporación Minera de Bolivia (“COMIBOL”), a branch of the Bolivian Ministry of Mining and Metallurgy, was executed  on October 3, 2019.

Prophecy was notified of final government resolution approving the MPC on Sepember 27, 2019. The MPC grants Prophecy the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years. It is comparable to a mining license in Canada or the United States.

Prophecy's Bolivian subsidiaries have spent $25 million on Pulacayo and Paca, with over 80,000 meters of drilling, a completed historic independent feasibility study, and an approved detailed environment impact assessment (“DEIA”).

The Honourable César Navarro Miranda, Minister for Mining and Metallurgy of Bolivia, states:

“Damos la bienvenida a la Empresa Prophecy, que con inversión canadiense, el día de hoy se une al trabajo arduo que realizamos como Gobierno para el desarrollo del sector minero.

La firma del Contrato de Producción Minera tendrá incidencia económica y social positiva a nivel nacional, regional y de manera directa al municipio de Uyuni.

Las Inversiones, como la de Prophecy serán siempre bienvenidas pues se enmarcan en el principio declarado por el Presidente del Estado Plurinacional:

“queremos socios y no patrones.”

[Translation by Prophecy]

“We welcome the company Prophecy which, with Canadian investment, joins today the hard work we do as a Government in developing the mining sector.

The signing of the Mining Production Contract will have a positive economic and social impact at the national and regional levels, and directly on the municipality of Uyuni.

Investments such as Prophecy’s will always be welcomed as they fit within the framework of the principle declared by the President of the Plurinational State of Bolivia:

“We want partners, not bosses.”

Prophecy's founder and executive chairman, John Lee, commented from La Paz Bolivia: “The MPC is a landmark milestone in advancing Pulacayo. With great passion, our highly experienced and motivated technical team are ready to pursue Pulacayo resource expansion and to fast track this top-tier silver project to production with unwavering support from our partners, the Bolivian government and local community.”

Pulacayo has access to water, power, and railway to the Antofagasta seaport. Only 30% of the 3 km long Pulacayo Tajo vein system has been drilled, according to historical and Company records.

Further to the news dated September 30, Prophecy reports that 5 diamond drill holes have been completed at Paca. The core samples have been sent to the ALS Chemex laboratory in Oruro, Bolivia, with assay results expected in November.

Qualified Person

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by the Company. Mr. Oosterman is a Qualified Person (“QP”) as defined by the guidelines in NI 43-101.

About Prophecy

Prophecy is developing Pulacayo silver project in Bolivia and Gibellini vanadium project in Nevada. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.
ON BEHALF OF THE BOARD

“Michael Doolin”
Chief Executive Officer

For more information about Prophecy, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@prophecydev.com
www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Prophecy’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Prophecy’s forward-looking statements. Prophecy believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Prophecy has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Prophecy undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.

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